SECURITY NATIONAL FINANCIAL CORPORATION
5300 South 360 West, Suite 250
Salt Lake City, Utah 84123
Telephone (801) 264-1060

August 31, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:           Eric Envall

Re:	Security National Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
File No. 000-09341

Dear Mr. Envall:

This will confirm that pursuant to our telephone conversation today, August 31, 2010, you agreed to extending the time until September 10, 2010 for Security National Financial Corporation to file a response to the comment letter dated August 5, 2010.

Very truly yours,

/s/ Stephen M. Sill
Stephen M. Sill
Vice President, Treasurer and
Chief Financial Officer